Mail Stop 3561
      April 11, 2006

David L. Boehnen, Esq.
Executive Vice President
Supervalu Inc.
11840 Valley View Road
Eden Prairie, Minnesota 55344

      Re:	Supervalu Inc.
      Registration Statement on Form S-4
      Filed March 14, 2006
		File No. 333-132397

Dear Mr. Boehnen:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you have posted press releases dated March 14,
2006
and March 22, 2006 on your website that relate to the acquisition of
Albertsons. It appears, however, that these press releases have not been filed as written communications in accordance with Rule 425. Please advise.




Cover Page
2. Please revise the cover page as follows:
* Please revise to include the time, date, and place information.
Refer to Item 1 of Schedule 14A.

* Please disclose here and in the summary the aggregate dollar consideration to be paid to the shareholders of Albertsons.

* Please disclose here and in the summary the value of the assets, liabilities and goodwill to be acquired by Supervalu.

* Please quantify the termination fees.

* Please disclose the anticipated time period between the vote and closing the merger.

Summary, page 4
3. Please limit your summary disclosure to brief discussions of only the most material aspects of the proposed acquisition. Some of your disclosure appears to contain excessive detail, which is better suited for the body of the prospectus. For example, you should provide only a brief description of the mergers and the agreement. See Item 3(c) to Form S-4. Please also consider whether other subsections or elements of a discussion within a subsection are necessary for the summary. In addition, we note that information in the Q&A section is repeated in the summary. Appropriate revisions should enable you to reduce the length of the summary. Please revise accordingly.

Merger Consideration, page 7
4. Please expand your disclosure, here and on page 100 under "Merger
Consideration," to include Supervalu`s assumption of $6.1 billion of
Albertson`s debt as part of the total consideration to be paid by Supervalu as a result of the merger. In this regard, we note disclosure of this amount in your description of Lazard`s opinion on page 79 and in documents filed under cover of Form 8-K and Form 425.
5. We note that Supervalu will fund the cash portion from cash on-hand, cash from operations, borrowings under new credit facilities, the issuance of securities and the proceeds from the standalone drug sale and the non-core sale. Please revise to further quantify and describe the sources of financing for the merger.

The Separation, page 8
6. Please describe and quantify any fees in connection with the transition services or cross-licensing agreement.

Appraisal Rights, page 12
7. Please describe the effect to Albertsons` shareholders of having appraisal rights in connection with the reorganization but not in connection with the Supervalu merger.

Termination of the Merger..., page 12
8. Please disclose the amounts to be received or paid by Cerberus in connection with the termination fees, as disclosed on page 123.

Risk Factors, page 24
9. Please include a risk factor that discusses the parties` prior relationships with Goldman Sachs, Blackstone, and Lazard and the fact that the fees payable to each financial advisor is contingent on the consummation of the merger.

The transactions are subject to certain closing conditions..., page
24
10. Please disclose Albertsons` plans if the merger is not consummated, including whether Albertsons will continue operations.

Supervalu will take on substantial additional indebtedness..., page
25
11. Please quantify the estimated additional indebtedness that you will incur to finance the mergers. Please also briefly disclose the impact or consequence that will result from your debt no longer having an investment-grade rating.

Supervalu may be required under the merger agreement..., page 25
12. According to a March 14, 2006 press release issued by Albertsons, it appears that the Federal Trade Commission imposed no conditions or restrictions on the transaction. Please update this risk factor and throughout the prospectus as applicable.

Certain directors and executive officers of Albertsons..., page 26
13. Please revise to describe the specific interests and associated risks. Similarly, please revise to describe the anti-takeover provisions on page 27.

The Supervalu Special Meeting, page 36

Record Date; Outstanding Shares; Shares Entitled to Vote, page 36
14. Please revise to clarify how Supervalu treasury stock will be treated for voting purposes at the special meeting.

The Mergers, Page 41

Background of the Mergers, page 41
15. Please note that if a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and that report, opinion or appraisal is referred to in the prospectus, you must furnish the same information that would be required by Item 9(b)(1) though (6) of Schedule 13E-3. See Item 4(b)
to Form S-4. For example, please include the information in connection with the appraisals by Cushman & Wakefield and Integra Realty Resources. Please revise or advise.
16. Please expand the background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting among representatives of Albertsons, Supervalu, and Cerberus. Please also revise so that it is clear how the final structure and terms were reached, including the separation agreement and the standalone drug sale.
17. We note your disclosure in the third full paragraph on page 47 that Albertsons board "[c]oncluded that the bid by the Supervalu/Cerberus consortium offered an opportunity to obtain a current value for the outstanding stock that was more favorable than that which would likely be obtained under the other alternatives available to Albertsons, and would avoid some of the risks associated with the execution of those alternatives." Please more fully discuss why Albertsons` board of directors chose to pursue a merger with the
Supervalu/Cerberus consortium over the other alternatives. For example, please discuss any non-price factors as well as the risks that are associated with any of the other alternatives. Please similarly revise the discussion of the other meetings held in December and January.








Albertsons` Reasons for the Mergers..., page 50
18. We note your disclosure of the factors considered by Albertsons` board of directors in recommending the mergers. Please revise to expand the bulleted factors to discuss in more specific detail how each factor impacted your decision to recommend the transaction. Please also quantify the factors, if applicable. Further, please also expand your disclosure under "Supervalu`s Reasons for the Mergers..." on page 54, as applicable.

 Supervalu`s Reasons for the Mergers..., page 54
19. Please breakdown the $150 to $175 million in anticipated synergies, as you did in the investor presentation slides filed with the Form 8-K on March 14, 2006. Please also expand your disclosure to provide further detail in your descriptions of the anticipated synergies.

Opinions of Albertsons` Financial Advisors..., page 57
20. Please provide us with any analyses, reports, presentations, or similar materials prepared for or by the financial advisors in connection with rendering each fairness opinion. Please note that this comment also applies to Supervalu`s financial advisor, as applicable.
21. Please revise to more clearly discuss why Albertsons retained three financial advisors and any differences in their instructions, results or analysis.
22. As currently drafted, the discussion of each financial advisor`s opinion contains disclosure that does not provide a meaningful summary of the analyses performed. Please revise each of the summaries so that they are written in clear, understandable language.
Please avoid unnecessary financial terms that make the disclosure very difficult to understand. Rather, explain in clear, concise, and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. As part of the revisions, please describe the purpose of each analysis and why particular measures were chosen for analysis. Please note that this comment also applies to Supervalu`s financial advisor`s discussion of its opinion as well.
In addition, please separately discuss the analysis of each of Goldman and Blackstone.

Legal Proceedings, page 96
23. Please revise to update the status of the class action complaint challenging the merger. Please discuss the legal proceeding in the risk factor section or advise us.

The Merger Agreement, page 99

Amendments, Extensions and Waivers, page 114
24. We note your disclosure that at any time prior to the effective time, any party to the merger agreement may, "[w]aive compliance by the other parties with any of the agreements or conditions contained in the merger agreement." Please revise to describe the amendments or waivers that would require further stockholder approval. Also, disclose how you will notify stockholders of any amendments to the merger agreement that do not require stockholder approval.

Unaudited Pro Forma Condensed Combined Financial Statements, page
133
25. We note you have assumed the issuance of 43.7 million common shares, and related conversion and cash out of such shares, as well as cash received of $1,150 under the early settlement option of the
Corporate Units. Please explain and disclose the basis for your assumption that 100% of the Unit holders will exercise the early settlement option given such option will result in holders paying approximately $260 million in out-of-pocket cash earlier than required. Please tell us what options the holders of the Corporate
Unit holder`s would have if they do not exercise early. Please tell us whether the holders could surrender their note in satisfaction of their forward obligation under the early settlement option. If surrender of the note is an option, please tell us whether the remarketing provisions would apply or whether the company would accept the note in lieu of cash payment. If so, we assume Supervalu`s borrowings under the facilities would change by more than
$260 million hence footnote (c) on page 137 would change along with the elimination of the forward purchase liability. Based upon your response to our question, the pro forma financial statements should reflect the more likely outcome with a sensitivity analysis of the other options held by Corporate Unit holders. Also, please discuss your basis for your assessment of likely outcomes.
26. Separately disclose the amount of estimated cash paid to holders of the Corporate Units in your tabular presentation of the Consortium
Purchase Price on page 134.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet,
page
137
27. Expand note (k) to disclose the repayment terms set forth in the financing commitment letter with The Royal Bank of Scotland PLC and
RBS Securities Corporation.




Notes to Pro Forma Condensed Combined Statements of Earnings, page
141
28. Please expand note 2 (c) to disclose the effect on income of a 1/8 percent variance in interest rates.
Stock Ownership of Certain Beneficial Owners..., page 149
29. We note that certain of the principal beneficial owners are non-natural persons. Please disclose the natural persons who exercise sole or shared voting or investment power over the entity.

Annex E. Opinion of Houlihan Lokey
Annex F. Opinion of Lazard Freres
30. We note the limitations on reliance by shareholders on the last pages of Annex E and F. Because it is inconsistent with the disclosures relating to the opinion, please delete the limitation. Alternatively, disclose the basis for Houlihan`s and Lazard`s belief that shareholders cannot rely upon the opinion to support any claims against it arising under applicable state law (e.g., the inclusion of an express disclaimer in an engagement letter). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also, disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of such a state law defense to the financial advisor would have no effect on the rights and responsibilities of either financial advisor or the board of directors under federal securities laws.

Exhibits
31. Please file all required exhibits, such as the legality opinion, in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Donna DiSilvio, Staff Accountant, at (202)
551-
3202 or Jim Allegretto, Senior Assistant Chief Accountant, at
(202)
551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney
Adviser, at (202) 551-3338, Peggy Kim, Senior Staff Attorney, at
(202) 551-3411 or me at (202) 551-3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	Andrew R. Brownstein, Esq.
	Wachtell, Lipton, Rosen & Katz
	Fax: (212) 403-2233


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David L. Boehnen
Supervalu Inc.
April 11, 2006
Page 1